Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

						Six months ended
	Year ended December 31,					June 30,
	2005(*)	2006	2007	2008	2009	2010
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$10,474	$(41,010)	$(2,071)	$53,209	$97,196	$16,280

Additions:
Total fixed charges (see below)	34,161	61,262	65,238	63,574	66,147	33,026

Subtractions:
Interest capitalized	—	3,769	1,309	—	—	523
Earnings as adjusted	$44,635	$16,483	$61,858	$116,783	$163,343	$48,783

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$3,570	$13,863	$24,035	$19,289	$19,378	$9,393
Amortization of debt expense and accretion of convertible debt	5,460	3,613	1,475	1,367	1,275	582
Portion of rental expense representative of the interest factor	25,131	43,786	39,728	42,918	45,494	23,051
Total fixed charges	$34,161	$61,262	$65,238	$63,574	$66,147	$33,026

Ratio of earnings to fixed charges	1.31	—	—	1.84	2.47	1.48

Coverage deficiency	$—	$44,779	$3,380	$—	$—	$—

(*)                                 Includes the deconsolidated results of operations of Hawaiian Holdings, Inc. from January 1, 2005 through June 1, 2005, and the consolidated results of operations of Hawaiian Holdings, Inc. and Hawaiian Airlines, Inc. from June 2, 2005 through December 31, 2005.